February 21, 2006





Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, DC 20549-7010
Attn: Nili Shah

                  RE:      Cavalier Homes, Inc.
                           Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 31, 2005
                           Form 10-K/A for Fiscal Year Ended December 31, 2004 Filed May 2, 2005
                           Form 10-Q for Quarter Ended April 2, 2005
                           Filed May 12, 2005
                           Form 10-Q for Quarter Ended July 2, 2005
                           Filed August 11, 2005
                           Form 10-Q for Quarter Ended October 1, 2005
                           Filed November 10, 2005

                           File No. 1-9792

Ladies and Gentlemen:

         We have received comments via facsimile from the staff of the Securities and Exchange Commission (the "Commission") on February 13, 2006, relating to the above-referenced filings of Cavalier Homes, Inc. ("Cavalier" or the "Company"). The following paragraph sets forth our response to item 2 in the Commission's letter.

10.  Commitments and Contingencies

Contingent Liabilities and Other
2. We confirm the Company's belief that the nature of the relationship between the repurchase commitment and the outstanding third party debt is such that, in all cases, the ratio of the fair value of the commitment to the fair value of equity, subordinated debt and other subordinated financial support of a given dealer will be less than 50 percent.

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Securities and Exchange Commission
February 21, 2006
Page 2
-----------------------------

Cavalier hereby acknowledges the following:

        o Cavalier is responsible for the adequacy and accuracy of the disclosure in its filings;
        o Staff comments or changes to disclosure in response to staff comments in Company filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
        o Cavalier may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information with respect to the Cavalier's filings, please telephone either myself at (256) 747-9831 or David Roberson at (256) 747-9838.

                                                     Sincerely,

                                                     /s/ Michael R. Murphy
                                                     ---------------------
                                                         Michael R. Murphy
                                                       Chief Financial Officer

cc:      David Roberson
         June Martin
         Paul S. Ware, Esq.
         Laura P. Washburn, Esq.
         Brian Barksdale
         Elton Sims
         Lori Snodgrass
         Bobby Tesney, Audit Committee, Chairman
         A. Douglas Jumper, Sr., Audit Committee
         J. Don Williams, Audit Committee